Mark W. Marinko Senior Vice President and Chief Financial Officer
SunCoke Energy, Inc. 1011 Warrenville Road Suite 600 Lisle, IL 60532 630.824.1733 Direct mwmarinko@suncoke.com

August 28, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Charles Eastman

 Andrew Blume

Re:	SunCoke Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 8-K filed August 1, 2023

(File No. 001-35243)

Dear Messrs. Eastman and Blume:

This letter contains the responses of SunCoke Energy, Inc. (the “Registrant”) to the comments (each a “Comment” and, collectively, the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 15, 2023 (the “Comment Letter”), regarding the above-referenced filings.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold italicized type below, with the Registrant’s response set out immediately underneath the applicable Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filings.

Securities and Exchange Commission

August 28, 2023

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Segment Results, page 36

1.

We note that you present and discuss Logistics segment revenues “inclusive of intersegment sales.” Please tell us how you determined your presentation and discussion of the combined revenue amounts inclusive of intersegment sales is appropriate. Considering ASC 280-10-50-22 requires separate disclosure of revenues from external customers and from other operating segments, tell us what consideration you gave to separately presenting and discussing each revenue component within MD&A.

Response: The Registrant acknowledges the Staff’s comment and recognizes the requirement under ASC 280-10-50-22 to disclose “revenues from transactions with other operating segments of the same public entity” if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker (“CODM”). The Registrant separately disclosed Logistics sales and Logistics intersegment sales on page 35 of the MD&A in order to satisfy the disclosure requirements under ASC 280-10-50-22. We respectfully inform the Staff that the Registrant had not previously disaggregated total Logistics revenues or factors impacting the change in revenue from transactions with other operating segments because our CODM has historically considered Logistics revenue transactions on a consolidated basis when making operating decisions. However, beginning with the Form 10-Q for the three and nine months ending September 30, 2023 and in future filings, the Registrant will disclose and discuss the year-over-year changes for Logistics segment sales exclusive of intersegment sales separately in order to satisfy the identified disclosure requirements.

Securities and Exchange Commission

August 28, 2023

Notes to Consolidated Financial Statements

6. Properties, Plants, and Equipment, page 57

2.

We note that you present combined balances for plant and machinery and equipment within your table in footnote 6 and within your depreciable life disclosures on page 51. Pursuant to ASC 360-10-50-1, please separately disclose balances and depreciable lives by major class of depreciable assets.

Response: The Registrant acknowledges the Staff’s comment regarding the disclosure of the balances and depreciable lives of plant and machinery and equipment by major class of depreciable assets within the Registrant’s Properties, Plants and Equipment footnote. Under ASC 360-10-50-1(b), entities are required to disclose “balances of major classes of depreciable assets, by nature or function, at the balance sheet date.” The Registrant considered this disclosure requirement and presented the balances of the depreciable assets in the table found in the footnote by their function. The plant, machinery and equipment for both coke and energy and logistics represent the combined assets used to produce output at our coke and energy facilities and transload product to customers from our logistics facilities. The Registrant determined that bifurcating these balances would not be an accurate representation of the function of the Registrant’s assets at the facilities. For example, our cokemaking facilities are predominantly outdoor operations consisting of large ovens, heat recovery steam generators, and other machinery and equipment used during the cokemaking process. While the “plant” represents various structures at our cokemaking facilities, “machinery and equipment” represents the vast majority of our plant, machinery and equipment line item. Since we consider the plant, machinery and equipment to be the same major asset class, our disclosure of the asset’s useful life is in accordance with this determination and the Registrant submits that the current disclosure is therefore in accordance with ASC 360-10-50-1.

Securities and Exchange Commission

August 28, 2023

12. Commitments and Contingent Liabilities

Black Lung Benefit Liabilities, page 63

3.

We note that your black lung liability is recorded on a discounted basis. Citing applicable accounting guidance, please tell us how you determined it was appropriate to discount the liability. In doing so, explain how you determined, if true, that the timing and amounts of future cash flows are fixed or reliably determinable. We note your disclosures on page 39 that the present value of the liability is calculated by independent actuarial consultants and may be affected by certain factors, “the impact of which cannot be estimated.” To the extent recognized on a discounted basis, disclose, pursuant to Question 1 of SAB Topic 5.Y, the expected aggregate undiscounted amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, and a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position.

Response: The Registrant acknowledges the Staff’s comment regarding recording our black lung liability on a discounted basis. In accounting for our black lung liability, the Registrant has consistently considered the guidance under ASC 450-20-S99 and subsequently ASC 410-30-35-12 where the “measurement of the liability, or of a component of the liability, may be discounted to reflect the time value of money if the aggregate amount of the liabilities or component and the amount and timing of cash payments for the liability or component are fixed or reliably determinable.” The Registrant concluded that the amount and timing of cash payments related to the black lung liability are reliably determinable based on the evaluation of historical actuarial estimates against actual experience, the evaluation of the assumptions and methodology used in the actuarial process, and annual review of the population of potential claimants from our legacy divested coal mining business and the corresponding claim status for which the liability represents. The language quoted by the Staff on page 39 of our 2022 Form 10-K regarding the estimate of impact of future changes was included to clarify that unknown events of the future (e.g., changes to the statutory requirements) cannot be known at this time as these changes are out of the Registrant’s control and may not even occur. However, the Registrant reviews the valuation annually, at a minimum, and updates assumptions and estimates based on the latest available information. The black lung liability valuation reviewed by the Registrant is based on a third-party actuarial report and includes the outstanding liabilities discounted to the net present value of the outstanding liabilities using our internal claims data and population of potential claimants from our legacy divested coal mining business as well as a combination of actuarial methods to project ultimate losses. The actuarial projection is determined using the Registrant’s historical claim filing patterns and claimant success rates while also considering current industry trends. Additionally, there are federally mandated annual payment amounts per claim which further enables the Registrant to reliably determine the expected payments by claim and the timing of the payments. In this way, the best estimate of the contingency is calculated each year-end and the review of the expected cash flows vs. actual payments continues to support that the amount and timing of cash payments related to the black lung liability are reliably determinable.

Securities and Exchange Commission

August 28, 2023

The Registrant acknowledges the Staff’s comment regarding disclosures presented in accordance with Question 1 of SAB Topic 5.Y and the Registrant will provide the following disclosures in the Commitments and Contingent Liabilities footnote in our third quarter Form 10-Q for the period ending September 30, 2023 and in future filings (updates noted in bold font):

“The following table summarizes discount rates utilized, active claims and the total black lung liabilities:

	December 31,
	2022	2021
Discount rate(1)	4.9%	2.4%
Active claims	332	332
Total black lung liability, discounted (dollars in millions)(2)	$58.1	$63.3
Total black lung liability, undiscounted (dollars in millions)	$88.4	$80.1

(1)

The discount rate is determined based on a portfolio of high-quality corporate bonds with maturities that are consistent with the estimated duration of our black lung obligations. A decrease of 25 basis points in the discount rate would have increased black lung expense by $1.1 million in 2022.

(2)

The current portion of the black lung liability was $5.9 million and $5.4 million at December 31, 2022 and 2021, respectively, and was included in accrued liabilities on the Consolidated Balance Sheets.

Expected payments for each of the five succeeding years and the aggregate amount thereafter:

(Dollars in millions)
2023	$5.9
2024	4.7
2025	5.2
2026	4.7
2027	4.4
2028-Thereafter	63.5

Total	$88.4

The following table reconciles the expected aggregate undiscounted amount to amounts recognized in the Consolidated Balance Sheets:

	December 31,
	2022	2021

	(Dollars in millions)
Black lung liability, undiscounted	$88.4	$80.1
Impact of discounting	(30.3)	(16.8)

Black lung liability, discounted	$58.1	$63.3

Securities and Exchange Commission

August 28, 2023

19. Business Segment Information, page 71

4.

We note that you present the consolidated non-GAAP measures “Adjusted EBITDA” and “Adjusted EBITDA attributable to SunCoke Energy, Inc.” in your segment footnote. We further note the cross-reference to your segment footnote on page 35 of MD&A regarding your Adjusted EBITDA reconciliation. Please note that Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP measures in the financial statement footnotes. Accordingly, please remove your presentation of these non-GAAP measures from your footnotes in future filings and ensure that you include the applicable non-GAAP reconciliations within MD&A.

Response: The Registrant acknowledges the Staff’s comment regarding our presentation of “Adjusted EBITDA” and “Adjusted EBITDA attributable to SunCoke Energy, Inc.” in our Business Segment Information footnote. In connection with Item 10(e)(1)(ii)(C) of Regulation S-K, the Registrant will remove any non-GAAP measures from our footnotes beginning with our third quarter Form 10-Q for the three and nine months ending September 30, 2023 and in future filings. As requested and as reflected below, the Registrant intends to present the reconciliation of “Adjusted EBITDA” and “Adjusted EBITDA attributable to SunCoke Energy, Inc.” within Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Registrant will include the following disclosure beginning with our third quarter Form 10-Q for the three and nine months ending September 30, 2023 and in future filings (updates noted in bold font):

“Non-GAAP Financial Measures

In addition to the GAAP results provided in the Annual Report on Form 10-K, we have provided a non-GAAP financial measure, Adjusted EBITDA. Our management, as well as certain investors, uses this non-GAAP measure to analyze our current and expected future financial performance. This measure is not in accordance with, or a substitute for, GAAP and may be different from, or inconsistent with, non-GAAP financial measures used by other companies. ~~See Note 19 in our consolidated financial statements for both the definition of Adjusted EBITDA and the reconciliation from GAAP to the non-GAAP measurement for 2022, 2021 and 2020.~~

The Company evaluates the performance of its segments based on segment Adjusted EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted for any impairments, restructuring costs, gains or losses on extinguishment of debt, and/or transaction costs (“Adjusted EBITDA”). EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to net income or operating income under GAAP and may not be comparable to other similarly titled measures in other businesses.

Management believes Adjusted EBITDA is an important measure in assessing operating performance. Adjusted EBITDA provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, and they should not be considered a substitute for net income, or any other measure of financial performance presented in accordance with GAAP. Additionally, other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Securities and Exchange Commission

August 28, 2023

Reconciliation of Non-GAAP Financial Measures

Below is the reconciliation of Adjusted EBITDA to net income, which is its most directly comparable financial measure calculated and presented in accordance with GAAP:

	Years Ended December 31,
	2022	2021	2020

	(Dollars in millions)
Net income	$104.9	$48.8	$8.8

Add:
Depreciation and amortization expense	142.5	133.9	133.7
Interest expense, net	32.0	42.5	56.3
Loss (gain) on extinguishment of debt, net	—	31.9	(5.7)
Income tax expense	16.8	18.3	10.3
Restructuring costs(1)	—	—	2.5
Transaction costs(2)	1.5	—	—

Adjusted EBITDA	$297.7	$275.4	$205.9

(1)	Charges related to a company-wide restructuring and cost-reduction initiative.
(2)	Costs incurred as part of the granulated pig iron project with U.S. Steel.

Securities and Exchange Commission

August 28, 2023

5.

Pursuant to ASC 280-10-50-30(b), revise your segment presentation in future filings to provide a total for your reportable segments’ measure of profit or loss and reconcile such total to the appropriate GAAP amount. Please note that your “Corporate and Other” category presented under ASC 280-10-50-15 does not represent a reportable segment and should be excluded from the reportable segment total.

Response: The Registrant acknowledges the Staff’s comment regarding our presentation of the Registrant’s reportable segments’ measure of profit or loss and the reconciliation of the total of our reportable segments’ measure of profit or loss to the appropriate GAAP amount. The Registrant will revise our presentation of the total of reportable segments’ measure of profit or loss and the accompanying reconciliations in the Business Segment Information footnote, beginning with our third quarter Form 10-Q for the three and nine months ending September 30, 2023 and in future filings, as presented below (updates noted in bold font):

“19. Business Segment Information

The Company reports its business through three segments: Domestic Coke, Brazil Coke and Logistics. The Domestic Coke segment includes the Jewell, Indiana Harbor, Haverhill, Granite City and Middletown cokemaking facilities. Each of these facilities produces coke, and all facilities except Jewell recover waste heat, which is converted to steam or electricity through a similar production process.

The Brazil Coke segment includes the licensing and operating fees payable to us under long-term contracts with ArcelorMittal Brazil, under which we operate a cokemaking facility located in Vitória, Brazil through January, 2028.

Logistics operations are comprised of CMT, KRT, Lake Terminal, which provides services to our Indiana Harbor cokemaking facility, and DRT, which provides services to our Jewell cokemaking facility. Handling and mixing results are presented in the Logistics segment.

Corporate expenses that can be identified with a segment have been included in determining segment results. The remainder is included in Corporate and Other, which is not a reporting segment, but which also includes activity from our legacy coal mining business.

Segment assets are those assets utilized within a specific segment and exclude taxes.

Securities and Exchange Commission

August 28, 2023

The following table includes Adjusted EBITDA reportable segments, as defined below, which is the measure of segment profit or loss reported to the chief operating decision maker for purposes of allocating resources to the segments and assessing their performance:

	Years Ended December 31,
	2022	2021	2020

	(Dollars in millions)
Sales and other operating revenue:
Domestic Coke	$1,856.9	$1,354.5	$1,265.4
Brazil Coke	38.0	36.6	31.6
Logistics	77.6	64.9	36.0
Logistics intersegment sales	28.9	27.1	22.1
Elimination of intersegment sales	(28.9)	(27.1)	(22.1)

Total sales and other operating revenue	$1,972.5	$1,456.0	$1,333.0

Adjusted EBITDA reportable segments
Domestic Coke	$263.4	$243.4	$217.0
Brazil Coke	14.5	17.2	13.5
Logistics	49.7	43.5	17.3

Total Adjusted EBITDA reportable segments	$327.6	$304.1	$247.8

Depreciation and amortization expense:
Domestic Coke	$126.8	$119.0	$119.1
Brazil Coke	0.2	0.4	0.5
Logistics	14.5	13.3	12.8

Total reportable segments	141.5	132.7	132.4
Corporate and Other	1.0	1.2	1.3

Total depreciation and amortization expense	$142.5	$133.9	$133.7

Capital expenditures:
Domestic Coke	$70.3	$83.1	$60.0
Brazil Coke	0.1	0.3	0.4
Logistics	4.5	14.7	13.5

Total reportable segments	74.9	98.1	73.9
Corporate and Other	0.6	0.5	—

Total capital expenditures	$75.5	$98.6	$73.9

Securities and Exchange Commission

August 28, 2023

The following table sets forth the Company’s segment assets:

	December 31,
	2022	2021

	(Dollars in millions)
Segment assets:
Domestic Coke	$1,422.6	$1,370.6
Brazil Coke	15.7	18.0
Logistics	193.5	202.9

Total reportable segments	1,631.8	1,591.5
Corporate and Other	22.8	23.9

Total assets	$1,654.6	$1,615.4

The Company evaluates the performance of its segments based on Adjusted EBITDA reportable segments, which is defined as earnings before interest, taxes, depreciation and amortization, adjusted for any impairments, restructuring costs, gains or losses on extinguishment of debt, transaction costs, and/or corporate/other expenses (“Adjusted EBITDA reportable segments”). Management believes Adjusted EBITDA reportable segments is an important measure in assessing operating performance. Additionally, other companies may calculate Adjusted EBITDA reportable segments differently than we do, limiting its usefulness as a comparative measure.

Reconciliation of Adjusted EBITDA Reportable Segments to Net Income

Below is the reconciliation of Adjusted EBITDA reportable segments to net income, which is its most directly comparable financial measure calculated and presented in accordance with GAAP:

	Years Ended December 31,
	2022	2021	2020

	(Dollars in millions)
Net income	$104.9	$48.8	$8.8

Add:
Depreciation and amortization expense	142.5	133.9	133.7
Interest expense, net	32.0	42.5	56.3
Loss (gain) on extinguishment of debt, net	—	31.9	(5.7)
Income tax expense	16.8	18.3	10.3
Restructuring costs(1)	—	—	2.5
Transaction costs(2)	1.5	—	—
Corporate and Other expenses	29.9	28.7	41.9

Adjusted EBITDA reportable segments	$327.6	$304.1	$247.8

(1)	Charges related to a company-wide restructuring and cost-reduction initiative.
(2)	Costs incurred as part of the granulated pig iron project with U.S. Steel.

Securities and Exchange Commission

August 28, 2023

Form 8-K filed August 1, 2023

Exhibit 99.2 SunCoke Energy, Inc. Slide Presentation regarding earnings

SXC FCF/Share Reconciliation, page 15

6.

We note that you present Free Cash Flow on a per share basis. In future filings, please remove this per share figure or tell us why this presentation complies with the guidance in Questions 102.05 and 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Registrant acknowledges the Staff’s comment and will remove the presentation of Free Cash Flow on a per share basis beginning with our third quarter Form 10-Q for the three and nine months ending September 30, 2023 and in future filings.

**********

Please direct any questions you have with respect to the foregoing to the undersigned at 630-824-1733, or to Karl A. Zabiello, at 630-824-1776.

Sincerely,

/s/ Mark W. Marinko
Mark W. Marinko
Senior Vice President and Chief Financial Officer